 Exhibit 99.1

First Mining Announces 2024 Third Quarter Financial Results and Operating Highlights

VANCOUVER, BC, Nov. 11, 2024 /CNW/ - First Mining Gold Corp. ("First Mining" or the "Company") (TSX: FF) (OTCQX: FFMGF) (FRANKFURT: FMG) reports its third quarter financial results for the quarter ended September 30, 2024. The financial statements and management's discussion and analysis ("MD&A") are available on First Mining's website at www.firstmininggold.com/investors/reports-filings/financials/ and have been posted under the Company's profile on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

"We want to thank our new and existing supportive shareholders for a positive third quarter where we were able to successfully add more than $15 million to our balance sheet to continue advancing our projects," stated Dan Wilton, CEO of First Mining. "We continue to demonstrate strong exploration success at both Duparquet and our Birch-Uchi Greenstone Belt project and we look forward to more exciting results to come.  We are tremendously proud in our recent achievement of filing of our Final Environmental Impact Statement / Environmental Assessment at our Springpole Gold Project, which has the potential to deliver tremendous socio-economic and infrastructure benefits to an underserviced region of Northwestern Ontario with a focus on environmental stewardship and sustainable development."

2024 Q3 Highlights:

  On November 5, 2024, the Company announced that it submitted the final Environmental Impact Statement / Environmental Assessment ("EIS/EA") for the Springpole Project. The final EIS/EA submission marks a significant procedural milestone in the advance of the Springpole Project and follows over two and a half years of consultation and engagement on the draft EIS/EA submitted in May 2022. The Project is being assessed by the Impact Assessment Agency of Canada in accordance with the Canadian Environmental Assessment Act (CEAA, 2012) and by the Ministry of Environment Conservation and Parks under Ontario's Environmental Assessment Act.
  On October 31, 2024, the Company announced that it entered into a Process Agreement with Cat Lake First Nation and Lac Seul First Nation which provides important capacity support for the implementation of a community-based Anishinaabe-Led Impact Assessment ("ALIA").
  As of September 30, 2024, the Company's cash and current investments balance was $13.8 million and the equity interest in PC Gold Inc. (Pickle Crow Project) was $21.5 million, resulting in a combined carrying value of $35.3 million.
  On September 26, 2024, the Company completed a brokered bought deal public offering raising aggregate gross proceeds of $8,050,023 which consisted of 59,629,800 units of the Company at a price of $0.135 per unit and subsequent to the end of the third quarter, on October 10, 2024, completed a non-brokered private placement for $7,352,600 in aggregate gross proceeds raised through the issuance of 54,463,706 units of the Company at a price of $0.135 per unit.  Each unit consisted of one common share and one half of one common share purchase warrant with each full common share purchase warrant being exercisable to acquire one additional common share of the Company at an exercise price of $0.20 for a period of 36 months following the closing date of each offering.
  On September 9, 2024, the Company announced four newly discovered gold mineralization occurrences at the Challenger Target, including channel sample results grading up to 6.53g/t Au over 3 m, and including grab samples grading up to 26.6 g/t, 20.3 g/t and 7.7 g/t Au. The new occurrences were identified during their summer follow up mapping program in the Challenger target area.
  On August 28, 2024, the Company announced further drilling results from the 2024 Phase 3 diamond drilling program at Duparquet. These results further defined resource expansion opportunities at the Valentre target. The Phase 3 program was completed in October 2024, comprising 24 holes over 9,564 m, and assay results are in progress.

About First Mining Gold Corp.

First Mining is a gold developer advancing two of the largest gold projects in Canada, the Springpole Gold Project in northwestern Ontario, where we have commenced a feasibility study and permitting activities are on-going with a final Environmental Impact Statement / Environmental Assessment for the project submitted in November 2024, and the Duparquet Gold Project in Quebec, a PEA-stage development project located on the Destor-Porcupine Fault Zone in the prolific Abitibi region. First Mining also owns the Cameron Gold Project in Ontario and a portfolio of gold project interests including the Pickle Crow Gold Project (being advanced in partnership with Firefly Metals Ltd.) and the Hope Brook Gold Project (being advanced in partnership with Big Ridge Gold Corp.).

First Mining was established in 2015 by Mr. Keith Neumeyer, founding President and CEO of First Majestic Silver Corp.

ON BEHALF OF FIRST MINING GOLD CORP.

Daniel W. Wilton
Chief Executive Officer and Director

Cautionary Note Regarding Forward-Looking Statements

This news release includes certain "forward-looking information" and "forward-looking statements" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date of this news release. Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "plans", "projects", "intends", "estimates", "envisages", "potential", "possible", "strategy", "goals", "opportunities", "objectives", or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions.

Forward-looking statements in this news release relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events.  All forward-looking statements are based on First Mining's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made and are based upon a number of assumptions and estimates that, while considered reasonable by the respective parties, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Such factors include, without limitation the Company's business, operations and financial condition potentially being materially adversely affected by the outbreak of epidemics, pandemics or other health crises, and by reactions by government and private actors to such outbreaks; risks to employee health and safety as a result of the outbreak of epidemics, pandemics or other health crises, that may result in a slowdown or temporary suspension of operations at some or all of the Company's mineral properties as well as its head office; fluctuations in the spot and forward price of gold, silver, base metals or certain other commodities; fluctuations in the currency markets (such as the Canadian dollar versus the U.S. dollar); changes in national and local government, legislation, taxation, controls, regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities, indigenous populations and other stakeholders; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development; title to properties.; and the additional risks described in the Company's Annual Information Form for the year ended December 31, 2023 filed with the Canadian securities regulatory authorities under the Company's SEDAR+ profile at www.sedarplus.ca, and in the Company's Annual Report on Form 40-F filed with the SEC on EDGAR.

First Mining cautions that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to First Mining, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. First Mining does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by the Company or on our behalf, except as required by law.

View original content to download multimedia:https://www.prnewswire.com/news-releases/first-mining-announces-2024-third-quarter-financial-results-and-operating-highlights-302300627.html

SOURCE First Mining Gold Corp.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/November2024/11/c1871.html

%CIK: 0001641229

For further information: For further information, please contact: Toll Free: 1 844 306 8827 | Email: info@firstmininggold.com; Paul Morris | Director, Investor Relations | Email: paul@firstmininggold.com

CO: First Mining Gold Corp.

CNW 07:00e 11-NOV-24